10027528

IES
GE COMMISSION
. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41782 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMANUS & MILES INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, 10 FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS (212) 754-7200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, LINDSAY A. McMANUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMANUS & MILES INCORPORATED, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

DAVID LOPEZ
NOTARY PUBLIC STATE OF NEW YORK
NO. 01LO6177079
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES NOVEMBER 5 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


## INDEPENDENT AUDITOR'S REPORT

To The Stockholder
McManus & Miles Incorporated

We have audited the accompanying Statement of Financial Condition of McManus & Miles Incorporated (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of McManus & Miles Incorporated (an S Corporation) as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

January 25, 2010

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents (Note) | $ 53,228 | |
| Loan receivable | 103,239 | |
| Prepaid expenses | 54,027 | |
| Deposit (Note) | 26,000 | |
| TOTAL ASSETS | | $ 236,494 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ 10,166 | |
| Income tax payable (Note) | 300 | |
| TOTAL LIABILITIES | | $ 10,466 |
| Commitments and Contingencies (Note) | | |
| Stockholder's Equity: | | |
| Capital stock, par value $.01 per share; | | |
| Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares | $ 10 | |
| Class B (restricted voting) authorized 3,000 shares; none issued or outstanding | - | |
| Class C (non-voting) authorized 3,000 shares; none issued or outstanding | - | |
| Additional paid-in capital | 2,846,417 | |
| Deficit | (2,594,073) | |
| | $ 252,354 | |
| Less: Treasury stock, at cost | ( 26,326) | |
| TOTAL STOCKHOLDER'S EQUITY | | 226,028 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 236,494 |

See Independent Auditor's Report
And Accompanying Notes to Financial Statement

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

---

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

d. INCOME TAXES:

The Company, with the consent of its stockholder has filed an election to be taxed as a "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

e. USE OF ESTIMATES:

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. THE COMPANY

The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent, in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

3. INCOME TAXES

The Company uses the accrual method of accounting for book purposes and the cash receipts and disbursements method for tax return purposes. It is the policy of the Company to provide for deferred taxes on timing differences arising because of the differences of income and expense recognition between the two methods.

The liability for local income taxes consists of the following:

| | |
|---|---|
| Current | $ 300 |
| Deferred | -0- |
| | $ 300 |

4. PENSION AND FLEXIBLE BENEFITS PLANS

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible full-time employees. Contributions are made in an amount equal to an annually discretionary percentage (0 to 25%) of each employee's compensation. For the year 2009, the Company made no pension contribution.

Effective January 1, 1995, the Company approved and adopted a cafeteria plan so that its eligible employees would have the opportunity to choose between certain available benefits and cash compensation. In addition, the Company established a medical expense reimbursement plan and a dependent care plan so that its eligible employees can be reimbursed for certain health care expenses they incur.

5. RELATED PARTY

The Company charged an affiliated company $180,000 for its share of overhead costs.

6. COMMITMENTS AND CONTINGENCIES

On February 9, 2005, the Company signed an agreement with the landlord to lease office space on a month to month basis and can terminate the lease after giving two months notice.

The Company has deposited with the landlord $26,000 as security.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C-3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

8. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital and aggregate indebtedness of $42,730 and $10,466 respectively. The net capital ratio was .2449 or 24.49% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $ 37,730.

9. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 575 Madison Avenue, New York, N.Y. 10022 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

# McMANUS & MILES INCORPORATED

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

# FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To The Stockholder
McManus & Miles Incorporated

In planning and performing our audit of the financial statements of McManus & Miles Incorporated (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fox & Jena

New York, New York

January 25, 2010